UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Alpha'a, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 16, 2016

Physical address of issuer
157 Columbus Avenue, New York, NY 10023

Website of issuer
http://alphaainc.com

Current number of employees
2

	Most recent fiscal year-end 2019	Prior fiscal year-end 2018
Total Assets	$66,006	$6,255
Cash & Cash Equivalents	$66,006	$6,255
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$48,370.79	$105,758
Cost of Goods Sold	$19,734.25	$59,688
Taxes Paid	$0	$0
Net Income	$(183,994.36)	$(23,732)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Manuela Seve
_____
(Signature)

Manuela Seve
_____
(Name)

Chief Executive Officer
_____
(Title)

June 19, 2020
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Manuela Seve
_____
(Signature)

Manuela Seve
_____
(Name)

Chief Executive Officer, Director, Chairman of the Board and President
_____
(Title)

June 19, 2020

Date

/s/ Renata Thome

(Signature)

Renata Thome

(Name)

Chief Operating Officer, Director, Treasurer and
Secretary

(Title)

June 19, 2020

Date

FORM C-AR

ALPHA'A, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Alpha'a, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing an annual report as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at http://alphaainc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 19, 2020.

The Company was unable to make a timely filing of this Form C-AR on April 29, 2020. The Company is relying on the filing extension allowed by the SEC pursuant to the amendment to 17 CFR 227.202, effective March 30, 2020.

Like many other businesses, the Company's business has been affected by Covid-19 and its negative impact. Specifically, the Company's business was experiencing freezes in all our hospitality projects which led to a delay in the filling of this Form since our team has been dealing with several loan applications due to the COVID-19 crisis, these loans are essential to sustain current payroll, all of which cumulatively affected the Company's ability to cope. Therefore, the Company was unable to comply with its annual reporting requirements in a timely manner.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Alpha'a, Inc. is a Delaware corporation, incorporated on February 16, 2016.

The Company is located at 157 Columbus Avenue, New York, NY 10023.

The Company's website is http://alphaainc.com.

The Company has an office in New York and conducts business in the United States, Brazil and Europe.

The information available on or through our website is not a part of this Form C-AR.

The Business
Alpha'a is a b2b marketplace connecting companies to visual arts.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide services for the Company.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. For examples, we on suppliers for printing, framing and delivery of the art. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies fail to perform to our and our customers' expectations. Our suppliers may

unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("**COVID-19**") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the financial market and the Company is currently unknown. However, given market turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power, the virus is likely to have a negative impact, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Manuela Seve and Renata Thome. The loss of such persons could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Copyright violations in the United States and worldwide may subject the Company to significant financial and reputational losses.
The Company is subject to copyright law in the United States, Brazil and Europe. Under U.S. copyright law, authors of original works of authorship that are tangibly fixed in a medium have a bundle of rights. The bundle includes the six economic rights of reproduction, preparation of derivative works, distribution, public performance, public display, and digitally transmitting sound recordings. If the work of authorship is a work of fine art, the author also has moral rights. When any of these rights are infringed, the holder of the rights may bring a copyright lawsuit to enforce those rights. For example, an artist might sue the Company that used a copy of her art for something that is outside of the license. Also, the Company may be sued by third-parties which copyright rights have been infringed by the artists. As result, the Company may sustain significant financial and reputational losses.

Noncompliance with applicable federal and states consumer protection laws may subject the Company to significant financial and reputational losses.

In the United States a variety of laws at both the federal and state levels regulate consumer affairs. The Company needs to understand and comply with consumer protection laws, which requires spending significant resources and possibly paying penalties for noncompliance. If the Company fails to comply with consumer protection laws, it may sustain significant financial and reputational losses.

Changes in copyright and consumer protection laws could adversely impact our business.

Laws and regulations are subject to change, especially in developing countries, such as Brazil. The Company needs to stay ahead of the changes in the laws of the United States, Brazil and Europe, and comply with the new laws, when those are in effect. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company, including spending significant resources to comply with such requirements, and possibly paying penalties for noncompliance.

We may be subject to claims that arts listed on our website are counterfeit, infringing or illegal.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by artists on our platform, we could face regulatory, civil, or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our platforms less user-friendly. Moreover, public perception that counterfeit or other unauthorized items are common in our marketplaces, even if factually incorrect, could result in negative publicity and damage to our reputation.

We rely on freelance artists to generate the artwork and designs sold through our art and design marketplace. We may not be able to attract or retain enough artists to generate artwork and designs on a scale or of a quality sufficient to grow our business.

Our platform relies on artists to join our communities and contribute original artwork that they seek to sell or monetize through the sale of art prints. We rely on freelance artists to upload their unique art designs to our website, and we may not be able to attract or retain enough artists to generate artwork and designs on a scale or of a quality sufficient to grow our business. Furthermore, our competitors may attempt to attract members of our artist communities by offering compensation and revenue-sharing arrangements that we are unable to match. If we are unable to continue attracting artists to our platform, our revenues from sales of artwork and print-on-demand products will decrease, which would have a negative impact on our business, financial condition and results of operations.

If we are unable to attract new customers to our website and successfully grow our business, our financial condition and results of operations could be adversely affected.

The success of our website is dependent upon a number of factors, including:

- demand for these types of products and market acceptance of our products and services;
- our ability to attract and retain new customers;
- increased brand awareness and the reputation of our marketplaces;
- our ability to increase conversion rates and average order values;
- our ability to maintain the artist communities on our website and maintain their original artwork and designs;
- our ability to cost-effectively introduce and market new products on our website on a timely basis to address changing;
- consumption trends and consumer preferences and to differentiate us from our competitors;
- the success and competitiveness of new entrants into this highly competitive industry;

- competitive pricing pressures, including potential discounts offered to attract customers and reduced or free shipping;
- maintaining significant strategic relationships with our print-on-demand suppliers and ensuring the costs and quality of their products and the timeliness of our production cycle for our art and design marketplaces;
- disruptions in the supply-chain, production and fulfillment operations associated with the print-on-demand products sold through our art and design marketplaces;
- our ability to source reliable local vendors as we look to expand internationally;
- shipping disruptions or delays with the products sold through our online marketplaces;
- the return rate for products sold through our marketplaces;
- the overall growth rate of e-commerce and marketplaces;
- overall changes in consumer spending on discretionary purchases; and
- legal claims, including copyright and trademark infringement claims, right of publicity claims and product liability claims, which may expose us to greater litigation costs in the future as compared to historical levels.

If we are unable to successfully grow our platform, including as a result of lower customer growth or retention than expected, or if the revenue generated from initiatives related to our marketplaces is less than the costs of such initiatives, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to successfully drive traffic to our website and expand the customer base, our business, financial condition and results of operations would be adversely affected.
In order for our businesses to grow, we must attract new visitors and customers to our website and retain our existing visitors and customers. One of the key factors to growing our platforms is expanding our customer base. Our ability to attract new customers, some of whom may already purchase similar products from our competitors, depends in part on our ability to successfully drive traffic to our website using social media platforms, e-mail marketing campaigns and promotions, paid referrals and search. We may incur significant expenses related to customer acquisition and the net sales from new customers may not ultimately exceed the cost of acquiring these customers. Additionally, we believe that many of the new customers for our website originate from word-of-mouth and other non-paid referrals from existing customers. If we fail to deliver a differentiated consumer experience or if customers do not perceive the products sold through our website to be of high value and quality, we may have difficulty retaining our existing customers and attracting new customers through referrals and other channels, which would adversely impact our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
Alpha'a is a b2b marketplace connecting companies to visual arts. Our mission is to revolutionize the process of art consumption. Alpha'a licenses artwork from artists all over the world and dropships limited edition prints, certified through smart contracts. We're an enterprise platform providing our logistical network and standardized quality and finishes to large scale projects. Where designers and hotel owners can have access to standardized quality in limited edition prints cross border. Alpha'a's platform uses image recognition in order to suggest artwork according to the clients' requirements and create digital portfolios where our clients can track the value of their physical, original works and limited edition collections. Inventory free, making us the largest art gallery in the world while holding no art.

Business Plan
We plan to roll out projects throughout the whole real estate and prop tech industry, improving not only the design process but how people live and work. We will allow our clients to discover and collect in a faster and easier way but also keep track and trade their collections through our certification platform, alphaa.io.

The Company's Products and/or Services

Product / Service	Description	Current Market
Limited edition prints	Licensed artwork from artists worldwide produced and framed	Commercial and residential real estate, hospitality and interior designers

Competition
Art galleries and art advisers. Examples: Twyla, ArtStack and Paddle 8.

Customer Base
- Traditional real estate and proptech co-living companies such as AirBnB, Zeus Living, and Envizzo.
- Traditional hospitality companies such as Hilton and Marriott Channel partners.
- Online companies such as Gilt, Zola, and Eporta Commercial and shared offices.

Supply Chain
We have supply chain in place in North America, South America and Europe allowing us to import and export art cross border without the hassle of logistics or cross border taxation.

Intellectual Property
We have developed our website. We do not own any trademarks or patents.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of United State, including federal, state and local governmental authorities, as well as laws and regulations of Brazil, European Union and its members countries. These laws and regulations are subject to change.

Litigation
The Company is not currently engaged in and is unaware of any threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Manuela Seve	Founder, CEO and Director	Alpha'a, Founder, CEO, Director, Chairman of the Board and President (Apr 2016 – Present). Responsible for business development, financial planning, strategic modeling and fundraising.	• Ibmec Business School/ IBMEC; BA, Economics; 2011 • British School of Rio de Janeiro; Diploma, IB Diploma, Arts, English A1 & Portuguese A2; 2005
Renata Thome	Founder, COO and Director	Alpha'a, Founder, COO, Director, Treasurer and Secretary (Jan 2015 – Present). Responsible for Artist acquisition, Social media strategy, Head of product development, human resources. Renata Thomé Art Consulting, Founder and CEO (Jun 2014 – Present). Responsible for business strategy, business development and financial planning.	• Christie's Education; Master's degree, Modern and Contemporary Art and Market; 2013 • General Assembly; Business Fundamentals; 2015 • American University of Paris; Bachelor of Arts, global communications, 2011

| Haroldo Tinoco | CTO | Alpha'a, CTO (Apr 2015 – Present). Responsible for overseeing the development team, executing and delegating the product roadmap.

Clorent, CTO (Dec 2017 – Present). Responsible for overseeing Clorent's .

UpGlobal - Inteligência Digital, Owner (Apr 2006 – Present). | • FAAP - Fundação Armando Alvares Penteado; Bachelor, Business Administration, Finance, Marketing, Project Managing; 2004 |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has no debt outstanding.

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	1,160,250.00
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

Type of security	SAFEs
Amount outstanding/Face Value	$325,000.00
Voting Rights	None
Anti-Dilution Rights	None
Other material terms	1. SAFE dated Feb. 13, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; 2. SAFE dated Apr. 10, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; 3. SAFE dated Apr. 3, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; 4. SAFE dated May 14, 2019, $50,000.00, valuation cap $4,000,000.00, 15% discount; and 5. SAFE dated July 16, 2019, $50,000.00, valuation cap $4,500,000.00, 15% discount. 6. SAFE dated January 16, 2020, $75,000.00, valuation cap $4,750,000.00, 20% discount.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	Only when they convert

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	168
Voting Rights	None
Anti-Dilution Rights	None

Ownership
A majority of the Company is owned by Manuela Seve and Renata Thome.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and without taking into consideration the SAFEs' conversion, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Manuela Seve	440,000 shares of Common Stock	37.92%
Renata Thome	360,000 shares of Common Stock	31.03%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

The Company has filed its 2019 income tax return, which is attached to this Form C-AR as Exhibit B.

Total Income	Taxable Income	Total Tax
$24,245	-$183,994	$0

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones:

- Continue to grow its operations on the multifamily and commercial real estate operations;
- Develop a content strategy that will lead to a new recurring source of revenue through subscriptions; and
- Raise an additional venture capital round in order to build a sales and operations team.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of the date of this Form C-AR, the Company has approximately $155,000.00 on hand. The Company has no other cash equivalents.

Liquidity and Capital Resources

Other than the proceeds from securities offerings to investors, the Company has sales revenue as the main source of its capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$150,000.00	150,000.00 shares of Common Stock	General Working Capital	August 5, 2018	Rule 506(b) under Regulation D
Common Stock	$200,000.00	55,250.00 shares of Common Stock	General Working Capital	May 31, 2016	Rule 506(b) under Regulation D
SAFE	$325,000.00	5 SAFEs	General Working Capital	Feb. 13, 2019	Rule 506(b) under Regulation D
Units of Crowd SAFE	$60,043	168 SAFEs	General Working Capital	Dec. 13, 2019	Regulation CF

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

EXHIBIT A

FINANCIAL STATEMENTS

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Manuela Seve, the Chief Executive Officer of Alpha'a, Inc. (the "**Company**"), hereby certify that:

(1)   the Company's financial statements included in this Form are true and complete in all material respects; and

(2)   the Company's tax return information included in this Form reflects accurately the information reported on the Company's tax return filed for the fiscal year ended December 31, 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 19, 2020.

/s/ Manuela Seve

Name: Manuela Seve

Title: Chief Executive Officer

Date: June 19, 2020

BALANCE SHEET

Assets	2019	2018
Cash & Cash Equivalents	66,005.64	6,255.00
Total Assets	66,005.64	6,255.00
Liabilities and Stockholders' Equity		
Stockholders' Equity		
Common stock, $0.0001 par value, 1,225,250 shares issued as of Dec 31 2019	111.00	111.00
Additional paid in capital	367,988.72	218,006.00
Subscriptions Receivable	(250,000.00)	(125,000.00)
Retained Earnings (Deficit)	(183,994.36)	(86,862.00)
Total Stockholders' Equity	66,005.64	6,255.00
Total Liabilities and Members Capital	66,005.64	6,255.00

P&L

	2019	2018
Revenues	48,370.79	107,758.00
Cost of Revenues	19,734.25	59,688.00
Gross Profit (loss)	28,636.54	48,070.00
Operating Expenses		
General and Administrative	176,339.00	67,302.00
Sales and Marketing	36,281.00	2,500.00
Total Operating Expenses	212,620.00	69,802.00
Net Income (loss)	(183,994.36)	(21,732.00)

EXHIBIT B

2019 INCOME TAX RETURN

U.S. Corporation Income Tax Return

Form **1120**
Department of the Treasury
Internal Revenue Service

For calendar year 2019 or tax year beginning _____ ending _____
▶ Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2019

A Check if:
1a Consolidated return (attach Form 851) . . . ☐
b Life/nonlife consolidated return . . . ☐
2 Personal holding co. (attach Sch. PH) . . ☐
3 Personal service corp. (see instructions) . . . ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name **Alpha'a inc**
Alpha'a
Number, street, and room or suite no. If a P.O. box, see instructions.
157 Columbus Av, 4th Floor
City or town, state or province, country, and ZIP or foreign postal code
New York, NY 10023

B Employer identification number
61-1781946

C Date incorporated
02/16/2016

D Total assets (see instructions)
$ **66,006.**

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	48,371.
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	48,371.
2	Cost of goods sold (attach Form 1125-A)	2	24,126.
3	Gross profit. Subtract line 2 from line 1c	3	24,245.
4	Dividends and inclusions (Schedule C, line 23)	4	
5	Interest	5	
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions—attach statement)	10	
11	**Total income.** Add lines 3 through 10 ▶	11	24,245.

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) ▶	12	
13	Salaries and wages (less employment credits)	13	176,339.
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses	17	6,789.
18	Interest (see instructions)	18	
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	10,935.
25	Reserved for future use	25	
26	Other deductions (attach statement)	26	14,176.
27	**Total deductions.** Add lines 12 through 26 ▶	27	208,239.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	-183,994.
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 24)	29b	
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	-183,994.
31	Total tax (Schedule J, Part I, line 11)	31	
32	2019 net 965 tax liability paid (Schedule J, Part II, line 12)	32	
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)	33	
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	35	
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	36	
37	Enter amount from line 36 you want: **Credited to 2020 estimated tax** ▶ Refunded ▶	37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____ _____ ▶ _____
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name ▶ _____ Firm's EIN ▶ _____
Firm's address ▶ _____ Phone no. _____

For Paperwork Reduction Act Notice, see separate instructions.

UYA

Form **1120** (2019)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock).		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock).		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations.		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		see instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958.		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs.		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends).			
15	Section 965(a) inclusion		see instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .			
18	Gross-up for foreign taxes deemed paid.			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J	Tax Computation and Payment (see instructions)

Part I-Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. See instructions	2	
3	Base erosion minimum tax amount (attach Form 8991)	3	
4	Add lines 2 and 3	4	
5a	Foreign tax credit (attach Form 1118)	5a	
b	Credit from Form 8834 (see instructions)	5b	
c	General business credit (attach Form 3800)	5c	
d	Credit for prior year minimum tax (attach Form 8827)	5d	
e	Bond credits from Form 8912	5e	
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	
9a	Recapture of investment credit (attach Form 4255)	9a	
b	Recapture of low-income housing credit (attach Form 8611)	9b	
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c	
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e	
f	Other (see instructions—attach statement)	9f	
10	**Total.** Add lines 9a through 9f	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	

Part II-Section 965 Payments (see instructions)

12	2019 net 965 tax liability paid from Form 965-B, Part II, column (k), line 3. Enter here and on page 1, line 32	12	

Part III-Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2018 overpayment credited to 2019	13	
14	2019 estimated tax payments	14	
15	2019 refund applied for on Form 4466	15	( )
16	Combine lines 13, 14, and 15	16	
17	Tax deposited with Form 7004	17	
18	Withholding (see instructions)	18	
19	**Total payments.** Add lines 16, 17, and 18	19	
20	Refundable credits from:		
a	Form 2439	20a	
b	Form 4136	20b	
c	Form 8827, line 5c	20c	
d	Other (attach statement—see instructions)	20d	
21	**Total credits.** Add lines 20a through 20d	21	
22	2019 net 965 tax liability from Form 965-B, Part I, column (d), line 3. See instructions	22	
23	**Total payment, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	23	

Schedule K	**Other Information** (see instructions)

		Yes	No
1	Check accounting method: **a** [X] Cash　**b** [ ] Accrual　**c** [ ] Other (specify) ▶ _____		
2	See the instructions and enter the:		
a	Business activity code no. ▶ **453920**		
b	Business activity ▶ **Arts & Technology**		
c	Product or service ▶ **Sales of prints**		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If "Yes," enter name and EIN of the parent corporation　　▶ _____		
	_____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	X	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instr. If "Yes," complete (i) through (iv) below.		X

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		X
	If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?		X
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____		
	(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ **0**		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ▶ [ ]		
	If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer)　▶ **6**		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) . . . . ▶ [ ]		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . ▶ $　　**107,156.**		

Schedule K	**Other Information** *(continued from page 4)*		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $_____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions.		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2019 that would require it to file Form(s) 1099?	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?		X
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?.		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ▶ $_____		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3)).		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," to any, complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?.		X
	If "Yes," enter amount from Form 8996, line 14 . . . . ▶ $_____		

Schedule L Balance Sheets per Books

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings-Appropriated (attach statement)				
25	Retained earnings-Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books			Tax-exempt interest $ _____	
3	Excess of capital losses over capital gains . . .			_____	
4	Income subject to tax not recorded on books this year (itemize): _____		8	Deductions on this return not charged against book income this year (itemize):	
	_____		a	Depreciation . . . . . $ _____	
5	Expenses recorded on books this year not deducted on this return (itemize):		b	Charitable contributions $ _____	
a	Depreciation . . . . . $ _____				
b	Charitable contributions $ _____				
c	Travel and entertainment $ _____		9	Add lines 7 and 8	
	_____		10	Income (page 1, line 28) - line 6 less line 9	
6	Add lines 1 through 5				

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize): _____			**c** Property	
	_____		6	Other decreases (itemize): _____	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	